MOELIS & COMPANY LLC
(SEC I.D. No. 8-67705)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Member of Moelis & Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Moelis & Company LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 2008.

TABLE OF CONTENTS

	Page
Statement of Financial Condition as of December 31, 2024	1
Notes to Statement of Financial Condition	2

Moelis & Company LLC
Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

Assets

Cash and cash equivalents	$	278,624
Accounts receivable (net of allowance for credit losses of $647)		38,347
Accrued and other receivables		7,307
Due from affiliates		11,057
Investments at fair value (cost basis $179,258)		192,667
Equipment and leasehold improvements		68
Interest and dividends receivable		130
Prepaid expenses and other assets		61
Total assets	$	528,261

Liabilities and member's capital

Due to affiliates	$	267,653
Deferred revenue		4,744
Accrued expenses and other liabilities		2,807
Total liabilities		275,204
Member's capital		253,057
Total liabilities and member's capital	$	528,261

See notes to Statement of Financial Condition.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

1. **ORGANIZATION AND NATURE OF BUSINESS**

   Moelis & Company LLC (the "Company") is a Delaware limited liability company providing financial advisory and capital raising services to a broad client base including corporations, institutions and governments. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a wholly-owned subsidiary of Moelis & Company Group LP ("Group LP"). Group LP is controlled by Moelis & Company.

   The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, financial sponsors and governments, a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Accounting – The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2024, the Company had $235,540 invested in U.S. debt securities and $40,151 invested in money market funds. Additionally, the Company had cash of $2,933 maintained in bank accounts, some balances exceeding the FDIC coverage limit of $250.

   Fair Value of Financial Assets and Liabilities – The Company's financial assets and liabilities are carried at fair value or amounts approximating fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, investments and certain other assets and liabilities. The carrying value of certain instruments has been determined to approximate fair value since they are short-term in nature.

   Investments – Investments are reflected on the Statement of Financial Condition at fair value. Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment, and the state of the marketplace (including the existence and transparency of transactions between market participants). Investments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

   Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest level of observability) based on inputs:

   Level 1 – Quoted prices (unadjusted) are available in active markets for identical investments that the Company has the ability to access as of the reporting date. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

<u>Level 2</u> – Pricing inputs that are significant to the overall fair value measurement are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

<u>Level 3</u> – Pricing inputs that are significant to the overall fair value measurement are unobservable for the instruments and include situations where there is little, if any, market activity for the investments. The determination of fair value is based on the best information available, may incorporate management's own assumptions, and involves a significant degree of judgment.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in/out of the respective category are reported at fair value as of the beginning of the period in which the reclassification occurred.

Accounts Receivable and Allowance for Credit Losses – The accounts receivable balance shown in the Statement of Financial Condition is presented net of allowance for credit losses based on the Company's assessment of the collectability of customer accounts.

Included in the accounts receivable balance at December 31, 2024 were $1,627 of long term receivables related to private funds advisory capital raising engagements, which are generally paid in installments over a period of three to four years.

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. For purposes of determining appropriate allowances, the Company stratifies its population of accounts receivable into two categories, one for short-term receivables and a second for private funds advisory receivables. Each population is separately evaluated using an aging method that results in a percentage reserve based on the age of the receivable, in addition to considerations of historical charge-offs and current economic conditions.

After concluding that a reserved accounts receivable is no longer collectible, the Company will charge-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such reversals reduce the gross receivable and the allowance for credit losses.

Equipment and Leasehold Improvements – Office equipment and furniture and fixtures are stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets, ranging from three to five years, respectively. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful life of the asset.

Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expenses as incurred. Assets that are in development and have not yet been placed in service are generally classified as "Construction in Progress" and are reclassified to the appropriate category when the associated assets are placed in service. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Statement of Financial Condition.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

Income Taxes – The Company is a single member LLC and a disregarded entity for U.S. tax purposes. Tax years from 2021 through 2023 are subject to examination by U.S. federal, state and local tax authorities. The Company has no open examinations as of December 31, 2024.

ASC 740-10 prescribes a two-step approach for the recognition and measurement of tax benefits associated with the positions taken or expected to be taken in a tax return that affect amounts reported in the Statement of Financial Condition. The Company has reviewed and will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. For the year ended December 31, 2024, no unrecognized tax benefit was recorded. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes as a result of the evaluation of new information, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax-related interest and penalties relating to uncertain tax positions, if applicable, as a component of income tax expense. For the year ended December 31, 2024, no such amounts were recorded.

Leases — The Company maintains operating leases for corporate offices. The Company determines if a contract contains a lease at inception. Operating leases are recorded as right-of-use ("ROU") assets, included within prepaid expense and other assets on the Statement of Financial Condition, and lease liabilities, included within accounts payable on the Statement of Financial Condition. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities are recognized at the lease commencement date and are measured at the present value of anticipated lease payments over the lease term. The operating lease ROU assets are equal to the lease liabilities, adjusted for certain lease incentives, accrued rents, and prepaid rents. Typically, our borrowing rate is used to determine the present value of lease payments because the implicit rate is not readily determinable. Our lease terms may include options to extend or terminate the lease. These options are factored into our present value calculations when it is reasonably certain that such options will be exercised.

Use of Estimates – The preparation of the Statement of Financial Condition and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary.

In preparing the Statement of Financial Condition, management makes estimates and assumptions regarding:

- the adequacy of the allowance for credit losses;
- the assessment of probable lease terms and the measurement of the present value of such obligations;
- other matters that affect the reported amounts and disclosures of contingencies in the Statement of Financial Condition.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

3. **RECENT ACCOUNTING PRONOUNCEMENTS**

In October 2023, the FASB issued ASU No. 2023-06, "Disclosure Improvements" ("ASU 2023-06"). ASU 2023-06 will amend a variety of disclosure requirements as a result of the SEC's disclosure updates and simplification initiatives. Since ASU 2023-06 addresses a variety of topics, each amendment of ASU 2023-06 becomes effective on the date the SEC's removal of that related disclosure requirement from Regulation S-X or Regulation S-K becomes effective. Early adoption is prohibited. The Company has evaluated ASU 2023-06 and does not expect its adoption to have a material impact to the Company's Statement of Financial Condition.

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes" ("ASU 2023-09"). ASU 2023-09 requires entities to disclose more qualitative and quantitative information in the reconciliation of federal statutory tax rates. Furthermore, it requires entities to disaggregate the total income taxes paid by federal, state, and foreign taxes. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. Upon initial evaluation, the Company does not expect the adoption of ASU 2023-09 to have a material impact to the Company's Statement of Financial Condition.

In March 2024, the FASB issued ASU No. 2024-01, "Scope Application of Profits Interest and Similar Awards" ("ASU 2024-01"). ASU 2024-01 clarifies appropriate accounting for awards issued with the intent to align compensation with operating performance by providing specific examples for issuers to follow. Beyond these clarifying examples, no changes to the codification were made. ASU 2024-01 is effective for fiscal years beginning after December 15, 2024, and interim periods within the fiscal years beginning after December 15, 2024. The Company has evaluated ASU 2024-01 and does not expect its adoption to have a material impact to the Company's Statement of Financial Condition.

4. **INVESTMENTS**

In June 2024, Group LP transferred MA Financial Group Limited (ASX: MAF) ("MA Financial") shares among its subsidiaries for internal corporate purposes to optimize the group's capital structure. In connection with such transaction, Group LP made a contribution of 12 million ordinary shares of MA Financial (6.62% ownership) to the Company at the fair market value of the shares. The fair value option has been elected as of the date of transfer (June 13, 2024) with guidance from ASC 321 and ASC 820.

The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. See Note 2 for further information on the Company's fair value hierarchy.

The estimated fair value of U.S. debt securities, foreign corporate stock, and money market funds are based on quoted prices for recent trading activity in identical or similar instruments. The Company primarily invests in U.S. debt securities with maturities of less than twelve months and considers these to be risk free. Therefore, we do not reserve for expected credit losses on these investments.

The fair value of the Company's financial assets as of December 31, 2024, have been categorized based upon the fair value hierarchy as follows:

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents				
U.S. treasury securities	$ 235,540	$ -	$ 235,540	$ -
Money market funds	40,151	-	40,151	-
Investments				
U.S. treasury securities	146,923	-	146,923	-
Foreign corporate equity securities	45,744	45,744	-	-
Total financial assets	$ 468,358	$ 45,744	$ 422,614	$ -

The cost basis of the investments recorded at fair value shown in the preceding table and included in investments on the Statement of Financial Condition was $143,904 for the U.S. debt securities and $35,354 for the foreign corporate equity securities as of December 31, 2024.

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements at December 31, 2024, consist of the following:

	Amount
Office equipment	$ 1,101
Leasehold improvements	158
Total	1,259
Less accumulated depreciation and amortization	(1,191)
Equipment and leasehold improvements	$ 68

6. MEMBER'S CAPITAL

For the year ended December 31, 2024, the Company distributed capital of $45,000 to Group LP in the form of cash and cash equivalents. Group LP contributed cash capital of $25,000 and non-cash capital of $35,354 in the form of shares in MA Financial, as discussed in Footnote 4, to the Company in the period.

7. RELATED-PARTY TRANSACTIONS

As of March 14, 2022, the Company entered into a service agreement ("Agreement"), with Group LP, under which Group LP provides services to the Company relating to office and facilities, clerical and ministerial services, travel and entertainment, recruiting, human resources, compensation, organizational and start-up services. As consideration for such services, Group LP charges the Company agreed-upon service fees, which have been determined based upon the parties' estimate of the value of the goods and services provided. Such fees are subject to periodic adjustment based on good faith negotiation between the parties, taking into consideration the relative costs and benefits of the services. The parties to the Agreement agree that the Company has no obligation to any third party for the services that Group LP provides. Group LP is solely responsible for any amounts owed relating to costs incurred by it in providing services to the Company.

As of December 31, 2024, due from affiliates reflects $4,937 owed by Moelis & Company Assessoria Financeira Ltda., $4,400 owed by Moelis & Company UK LLP, $723 owed by Moelis & Company Europe Limited, Frankfurt am Main Branch, $583 owed by Moelis & Company India Private Limited, $257 owed by Moelis & Company Israel Ltd, $107 owed by Moelis & Company Saudi Limited, and $50 owed by Moelis & Company UK LLP DIFC Branch in connection with shared services. Due to affiliates reflects $258,567 owed to Group LP, $8,710 owed to Moelis & Company Asia Limited, $375 owed to Moelis & Company Netherlands B.V., and $1 owed to Moelis & Company Europe BV in connection with shared services and service agreement allocations.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

8. **COMMITMENTS AND CONTINGENCIES**

Leases – The Company maintains operating leases with expiration dates that extend through 2025. The Company records lease liabilities measured at the present value of anticipated lease payments over the lease term, including options to extend or terminate the lease when it is reasonably certain such options will be exercised. The implicit discount rates used to determine the present value of the Company's leases are not readily determinable, thus the Company uses its secured borrowing rate, which was determined with reference to our available credit line.

The future minimum rental payments required under the operating leases in place at December 31, 2024 are as follows:

Fiscal Year Ended	Amount	
2025		178
	$	178
Present Value Adjustment	$	5
Total	$	173

Contractual Arrangements – In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide indemnification for specified losses, including certain indemnification of certain officers, directors and employees. In addition, under the terms of the Limited Liability Company Agreement, the Company has agreed to indemnify its officers, directors, employees, agents or any person who serves on behalf of the Company from any loss, claim, damage, or liability which such person incurs by reason of his performance of activities of the Company, provided they acted in good-faith. Based on experience, the Company's management expects the risk of loss related to these indemnifications to be remote.

Bank Lines of Credit – The Company maintains a $45,000 revolving credit facility agreement pre-approved by FINRA to provide additional regulatory capital as necessary. Under this facility, the Company may borrow capital until May 24, 2025, the end of the credit period, and must repay aggregate principal balances by the maturity date of May 24, 2026. The Company had no outstanding borrowing under the credit facility and the available committed credit under this facility was $45,000 as of December 31, 2024.

Legal – In the ordinary course of business, from time to time the Company and its affiliates are involved in judicial or regulatory proceedings, arbitration or mediation concerning matters arising in connection with the conduct of its businesses, including contractual and employment matters. In addition, government agencies and self-regulatory organizations conduct periodic examinations, investigations and initiate administrative proceedings regarding the Company's business, including, among other matters, compliance, accounting, recordkeeping and operational matters, that can result in censure, fine, the issuance of cease and desist orders or the suspension or expulsion of a broker dealer, investment advisor, or its directors, officers or employees.

In view of the inherent difficulty of determining whether any loss in connection with such matters is probable and whether the amount of such loss can be reasonably estimated, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot estimate the amount of such loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. For matters where the Company can reasonably estimate the amount of a probable loss, or range of loss, the Company will accrue a loss for such matters in accordance with U.S. GAAP for the

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

aggregate of the estimated amount or the minimum amount of the range, if no amount within the range is a better estimate. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that it is not currently party to any material pending proceedings, individually or in the aggregate, the resolution of which would have a significant adverse effect on the Company.

On May 17, 2024, two putative stockholders of Archer Aviation, Inc. ("Archer") (and formerly, Atlas Crest Investment Corp. ("Atlas Crest")) filed a class action lawsuit (the "Singh Complaint"), on behalf of themselves and other similarly-situated stockholders, in the Delaware Court of Chancery against the directors and officers of Atlas Crest, Archer, the Archer co-founders, Moelis & Company Group LP and Moelis & Company LLC (the "Defendants"). The complaint asserts claims against the Defendants for breaches of fiduciary duties, aiding and abetting breaches of fiduciary duties, and unjust enrichment, in connection with the merger between Atlas Crest and Archer, including claims against the foregoing Moelis entities for aiding and abetting breaches of fiduciary duties and unjust enrichment. The plaintiffs request damages in an amount to be determined at trial, as well as attorneys' and experts' fees. Relatedly, on June 19, 2024, another putative stockholder of Archer filed a class action lawsuit (the "Wortman Complaint"), on behalf of himself and other similarly-situated stockholders, in the Delaware Court of Chancery asserting similar claims as the Singh Complaint against the same Defendants. On July 23, 2024, the Court entered an order consolidating the Singh and Wortman actions, designating the Singh Complaint as the operative complaint (the "Complaint"), and appointing the three putative stockholders as Co-Lead Plaintiffs. On October 3, 2024, Defendants moved to dismiss the Complaint for failure to state a claim, and on January 13, 2025, the Co-Lead Plaintiffs filed their answering brief in opposition to the motions to dismiss. Defendants' reply briefs are due on February 28, 2025. The Court has scheduled oral argument on the motions to dismiss for April 17, 2025.

9. **REGULATORY REQUIREMENTS**

Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2024, the Company had net capital of $203,877, which was $203,627 in excess of its required net capital.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers.

10. **SEGMENT INFORMATION**

The Company operates a single segment advisory business that offers clients, including corporations, financial sponsors, governments and sovereign wealth funds, a range of products with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings, capital markets transactions, private fundraising and secondary transactions, and other corporate finance matters.

The Company's Chief Operating Decision Maker ("CODM") is Kenneth Moelis, Chief Executive Officer. The advisory segment's total assets are presented on the Company's Statement of Financial Condition and the segment's accounting policies are disclosed in Note 2: Summary of Significant Accounting Policies. The information reviewed by the CODM is used to make strategic decisions about the Company's operations, such as whether to invest in headcount or return capital to shareholders.

Moelis & Company LLC
Notes to Statement of Financial Condition
As of December 31, 2024
(dollars in thousands)

11. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company and has determined that there were no subsequent events through the date of issuance of the Statement of Financial Condition requiring recognition or disclosure in the Statement of Financial Condition other than as follows:

On February 12, 2025, the Company made a distribution to Group LP in the amount of $40,000.